 Exhibit 2.2

EMPLOYMENT AGREEMENT

AGREEMENT, dated as of  January 1, 2011, among EnVision Systems, Inc., a New Jersey corporation with executive offices at 2 Shunpike Road, Suite 20, Madison, NJ 07940 (the “Company”), GSE Systems, Inc., a Delaware corporation with executive offices at 1332 Londontown Boulevard, Sykesville, MD 21784 (“GSE”) and Santosh Joshi, residing at 10 Willow Drive, Randolph, NJ 07869 (“Employee”).

W I T N E S S E T H

WHEREAS, the Company desires to employ Employee and Employee desires to serve as the Company’s  President, upon the terms and subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual promises, covenants, and conditions herein contained and for other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound hereby agree as follows:

Section 1. Employment.

The Company hereby agrees to employ Employee, and Employee hereby agrees to serve, all upon the terms and subject to the conditions set forth in this Agreement.  GSE Systems, Inc. (“GSE”)  agrees to fulfill all of the obligations of the Company under this Agreement, should the Company fail to do so.

Section 2. Capacity and Duties.

(a) Employee shall be employed in the capacity of President of the Company and shall, at GSE’s option, report to the Business Unit Leader in charge of GSE’s Process Unit or GSE’s Senior Vice President of Business Development (the “Process Business Unit Leader”).  Employee shall have (i) principal responsibility for marketing and selling the Company’s  products and services and (ii) such additional duties, responsibilities, and authorities with respect to the Envision India, GSE and the Company as are assigned to him by the Process Business Unit Leader.  Employee shall also be a Vice President of GSE and a member of GSE’s Senior Leadership Team.

(b) Employee agrees to devote substantially all of Employee’s business time to performing Employee’s duties, responsibilities, and authorities set forth in Section 2(a), except that Employee shall be permitted to engage in charitable, civic, or community activities provided that such activities do not interfere with the proper performance of Employee’s duties, responsibilities, and authorities set forth in Section 2(a).

Section 3. Term of Employment.

The term of employment of Employee by the Company pursuant to this Agreement (the “Employment Period”) shall be for the period commencing on January 1, 2011 (the “Commencement Date”) and ending on December 31, 2014 (the “Scheduled Termination Date”), unless sooner terminated in accordance with the provisions of this Agreement.

Section 4. Place of Employment; Travel.

Employee's principal place of work shall be located at the Company’s principal office, which is currently located in Madison, NJ.  Prior to January 1, 2014, GSE agrees not to move the Company’s principal office. Employee shall be available for periodic travel as the needs of the business require.

Section 5. Compensation.

During the Employment Period, subject to all the terms and conditions of this Agreement and as compensation for all services to be rendered by Employee under this Agreement, the Company shall pay to or provide Employee with the following:

(a) Base Salary.  Commencing on the Commencement Date, the Company shall pay to Employee a base salary at the annual rate of not less than $200,000.  On January 1, 2012, the base annual salary shall be increased, as determined by the Chief Executive Officer of GSE by a minimum of the greater of (i) 3% or (ii) the percentage increase in the Consumer Price Index (as hereinafter defined) over the preceding twelve months.   The "Consumer Price Index" shall mean the Consumer Price Index for all Urban Consumers published by the Bureau of Labor Statistics, United States Department of Labor, or the supplement or successor thereto if publication of such index should be discontinued.  The base salary will be payable at such intervals (at least monthly) as salaries are paid generally to other executives of GSE.

(b) Bonus.  Employee shall be eligible for a discretionary bonus for each calendar year, commencing calendar year 2011, during the Employment Period.

(c) Options.  GSE shall grant to Employee under its option plan, options to purchase  35,000 shares of the common stock of GSE at an exercise price equal to the market price on the date of grant.  Such options shall vest 20% on the date of grant and 20% per annum on the next four anniversaries of the date of grant and shall terminate on the fifth anniversary of the date of grant.

(d) Vacation.  Employee shall be entitled to vacation of four weeks per year.  Without the approval of the CEO of GSE, vacation may not be carried into the subsequent calendar year if not used in the calendar year earned.

(e) Employee Benefit Plans.  Employee shall be entitled to participate in all employee benefit plans, including medical and dental insurance plans, maintained by GSE from time to time and generally available to GSE employees and executives; provided, however that Employee shall not be entitled to receive the car allowance and country club allowance currently available to GSE executives.    For the purpose of determining availability to Employee of employee benefit plans,  Employee’s time-in-service at the Company will be recognized by GSE.

(f) Commuting Expenses.  Employee shall be entitled to receive reimbursement for all reasonable out-of-pocket travel and lodging expenses incurred by him in connection with traveling  to GSE’s principal office located in Sykesville, MD.

Section 6. Expenses.

The Company shall reimburse Employee for all reasonable expenses (including, but not limited to, business travel and client entertainment expenses) incurred by him in connection with his employment hereunder.

Section 7. Non-Competition, Non-Solicitation.

Employee hereby acknowledges and agrees that he is likely to be exposed to a significant amount of confidential information concerning the business methods, operations, employment relationships and customers of the Company and its affiliates while employed under this Agreement, that such information might be retained by Employee in tangible form or simply retained in Employee’s memory, and that the protection of the exclusive rights of the Company and its affiliates to such confidential information and the benefits flowing from it can best be ensured by means of a restriction on Employee’s activities after termination of employment.  Employee further acknowledges and agrees that the relationship of the Company and its affiliates with each of their respective employees and independent contractors is a significant and valuable asset of the Company and its affiliates.  Consequently, Employee agrees that he will not during the Employment Period  pursuant to this Agreement or otherwise and for a period of  18 months  thereafter (the “Non-Compete Period”), directly or indirectly,  (a) compete with or be engaged in the same business as, or Participate In (as hereinafter defined in this Section 7) any other business or organization which at any time during the Employment Period competes with or is engaged in the same business as, the Company or its affiliates, with respect to any product or service sold or activity engaged in during the Employment Period in any geographical area in which during the Employment Period such product or service is sold or activity engaged in; (b) reveal the name of, solicit or interfere with, or endeavor to entice away from the Company or its affiliates, any of their respective suppliers, customers, or employees; and (c) employ any person who, during the Employment Period, was an employee of  the Company or its affiliates.  As used in this Section 7, “Participate In” shall mean “directly or indirectly, for his own benefit or for, with, or through any other person or entity, own, manage, operate, control, loan money to, or participate in the ownership, management, operation, or control of, or be connected as a director, officer, employee, partner, consultant, agent, independent contractor, or otherwise with, or acquiesce in the use of his name in.” Notwithstanding the foregoing, Employee shall be permitted to teach in a college or university,   without such employment  violating the provisions of this Section 7.

Section 8. Discoveries.

Employee will disclose promptly in writing to the Company all inventions, ideas, discoveries, and improvements, whether or not patentable, conceived by Employee during the period of Employee’s employment with the Company pursuant to this Agreement or otherwise, which pertain in any way to Employee’s work with the Company or its affiliates or to any business activity which is or at the time of such conception is expected to be carried on by the Company or its affiliates.  All such inventions, ideas, discoveries, and improvements are the property of the Company to which Employee hereby assigns and transfers forever all Employee’s rights, titles and interests.

Section 9. Confidential Information.

Employee agrees that he will not at any time, either during or subsequent to the Employment Period, unless given express consent in writing by the Company or legally compelled by applicable law, regulation, or administrative action, either directly or indirectly use or communicate to any person or entity any confidential information of any kind concerning matters affecting or relating to the names, addresses, buying habits or practices of any clients or customers of the Company or its affiliates; the marketing methods, programs, formulas, patterns, compilations, devices, methods, techniques or processes and related data of the Company or its affiliates; the amount of compensation paid by the Company or its affiliates to employees and independent contractors and other terms of their employment or contractual relationships; and other information concerning the Company’s manner of operations.  Employee shall return all tangible evidence of such confidential information to the Company prior to or at the termination of his employment.  Employee agrees that the above information and items are important, material and confidential trade secrets and that they affect the successful conduct of the business and the good will of the Company and its affiliates.  If Employee becomes legally compelled to disclose any confidential information by applicable law, regulation, or administrative action, Employee shall (a) provide the Company with prompt notice so that the Company may seek a protective order or other appropriate remedy, (b) furnish only that portion of the confidential information that is legally required to be disclosed, and (c) cooperate with the Company to obtain assurances that confidential treatment will be afforded such portion of the confidential information.  For the purpose of this agreement, confidential information does not include information that (i) is already in Employee’s possession, or subsequently becomes available to Employee, on a non-confidential basis from a source other than the Company or its affiliates, provided that such source is not known by Employee to be bound by a confidentiality agreement with or other obligation of secrecy to the Company or its affiliates, (ii) is independently developed by Employee without the aid, application, or use of confidential information, or (iii) becomes generally available to the public other than as a result of a disclosure by Employee.

Section 10. Equitable Relief.

(a) Employee acknowledges that the restrictions contained in Sections 7, 8, and 9 are reasonable and necessary to protect the legitimate interests of the Company and its affiliates and that any violation of such restrictions would result in irreparable injury to the Company and its affiliates.  If the period of time or other restrictions specified in Sections 7, 8, or 9 should be adjudged unreasonable at any proceeding, then the period of time or such other restrictions shall be reduced by the elimination or reduction of such portion thereof so that such restrictions may be enforced in a manner adjudged to be reasonable.  Employee acknowledges that the Company shall be entitled to preliminary and permanent injunctive relief for a violation of any such restrictions without having to prove actual damages or to post a bond; the Company shall also be entitled to an equitable accounting of all earnings, profits, and other benefits arising from such violation, which rights shall be cumulative and in addition to any other rights or remedies to which the Company may be entitled in law or equity.  In the event of a violation of Section 7, the Non-Compete Period shall be extended by a period of time equal to that period beginning with the commencement of any such violation and ending when such violation shall have been terminated.

(b) Employee agrees that until the expiration of the covenants contained in Sections 7, 8, and 9, he will provide, and that the Company may similarly provide, a copy of the covenants contained in such Sections (but not the other Sections of this Agreement) to any business or enterprise (i) which he may directly or indirectly own, manage, operate, finance, join, control, or participate in the ownership, management, operation, financing, or control of, or (ii) with which he may be connected with as an officer, director, employee, member, partner, principal, agent, representative, consultant, or otherwise, or in connection with which he may use or permit his name to be used.

Section 11. Termination.

Employee’s employment hereunder may be terminated prior to the Scheduled Termination Date without any breach of this Agreement only under the following circumstances:

(a) Death.  Employee’s employment hereunder shall terminate upon his death.

(b) Termination by the Company with Cause.  The Company may terminate Employee's employment hereunder for Cause.  For purposes of this Agreement, the Company shall have “Cause” to terminate Employee's employment hereunder upon (i) the failure by Employee to substantially perform his duties or obligations hereunder, which failure continues uncured for 30 days after receipt of written notice from the Company that specifically identifies the manner in which the Company believes Employee has not substantially performed such duties or obligations, (ii) dishonesty or willful misconduct by Employee, (iii) Employee’s breaching in any material respect any material provision of this Agreement or the employee policies and procedures of the Company, which breach is not cured within 30 days after receipt of written notice from the Company that specifically identifies the manner in which the Company believes Employee has breached in any material respect any material provision of this Agreement or the employee policies and procedures of the Company, or (iv) Employee’s conviction of, or plea of guilty with respect to, a felony.

(c) Termination by the Company without Cause. The Company may terminate Employee's employment hereunder without Cause at any time.

(d) Termination by Employee for Good Reason.  Employee may terminate his employment hereunder for Good Reason.  For purposes of this Agreement, Employee shall have “Good Reason” to terminate his employment hereunder upon (i) the Company’s breaching in any material respect any material provision of this Agreement, which breach is not cured within 30 days after receipt of written notice from Employee that specifically identifies the manner in which Employee believes the Company has breached in any material respect any material provision of this Agreement, or (ii) prior to January 1, 2014, a change in Employee’s principal place of work to a location outside central New Jersey area.

(e) Termination by Employee without Good Reason.  Employee may terminate his employment hereunder without Good Reason at any time.

(f) Notice of Termination.  Any termination of Employee's employment by the Company or by Employee (other than termination pursuant to Section 11(a)) shall be communicated by a Notice of Termination to the other party hereto.  For purposes of this Agreement, a “Notice of Termination” shall mean a written notice which shall indicate (i) the date on which Employee’s employment by the Company shall terminate and (ii) the specific termination provision in this Agreement relied upon and, if it is a termination pursuant to Section 11(b) or (d), shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Employee's employment under such Section.

(g) Date of Termination.  “Date of Termination” shall mean (i) if Employee's employment is terminated pursuant to Section 11(a), the date of his death, (ii) if Employee's employment is terminated pursuant to Section 11(b) or 11(c), the date specified in the Notice of Termination, which shall not be earlier than the date on which the Notice of Termination is given, and (iii) if Employee's employment is terminated pursuant to Section 11(d) or (e), the date specified in the Notice of Termination, which shall not be earlier than the earlier of (A) 90 days after the date on which the Notice of Termination is given and (B) the Scheduled Termination Date, except that the Company may, not later than ten days after the date the Notice of Termination is given, give notice to Employee that the Date of Termination shall be a date earlier than the date specified in the Notice of Termination.

Section 12. Compensation Upon Termination.

(a) If Employee's employment is terminated pursuant to Section 11(a), 11(b), or 11(e), the Company shall pay Employee his full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given.

(b) If Employee's employment is terminated pursuant to Section 11(c) or 11(d), the Company shall pay Employee his full base salary through the Scheduled Termination Date, payable at such times as such payments would have been made if Employee’s employment had not so terminated.

(c)  If Employee’s employment is terminated at the Scheduled Termination Date of this Agreement or if Employee continues as an employee after the Scheduled Termination Date and Employee’s employment is subsequently terminated by GSE without cause, Employee shall be entitled to receive six months of his base salary, as then  in effect, payable in monthly installments.

(d) Except as set forth in this Section 12, Employee shall not be entitled to receive any compensation or other payments from the Company, including, but not limited to, severance payments, upon the termination of his employment with the Company.

Section 13. No Assignment.

The Company’s and Employee's rights and obligations under this Agreement shall not be transferable by assignment or otherwise, Employee's rights under this Agreement shall not be subject to commutation, encumbrance, or the claims of Employee's creditors, and any attempt to do any of the foregoing shall be void.  If Employee should die during the Employment Period, all amounts otherwise payable to him shall be paid in accordance with the terms of this Agreement to Employee's devisee, legatee, or other designee or, if there be no such designee, to Employee's estate.

Section 14. No Third Party Beneficiaries.

This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement (except as provided in Section 13).

Section 15. Representations and Warranties of Employee.

Employee represents and warrants to the Company that (a) Employee is under no contractual or other restriction or obligation which is inconsistent with the execution of this Agreement, the performance of his duties hereunder, or the other rights of the Company hereunder and (b) Employee is under no physical or mental disability that would hinder his performance of duties under this Agreement.

Section 16. Life Insurance.

If requested by the Company, Employee shall submit to such physical examinations and otherwise take such actions and execute and deliver such documents as may be reasonably necessary to enable the Company, at its expense and for its own benefit, to obtain life insurance on the life of Employee.

Section 17. Modification.

This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof, supersedes all existing agreements between them concerning such subject matter, and may be modified only by a written instrument duly executed by each party.

Section 18. Notices.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be (a) given by Federal Express, Express Mail, or similar overnight delivery or courier service or (b) delivered against receipt to the party to whom it is to be given, at the address of such party set forth in the preamble to this Agreement (or at such other address as the party shall have furnished in writing in accordance with the provisions of this Section 18).  Any notice or other communication shall be deemed given at the time of receipt thereof.  Notice to the estate of Employee shall be sufficient if addressed to Employee as provided in this Section 18.

Section 19. Waiver.

Any waiver by either party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.  The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.  Any waiver must be in writing.

Section 20. Headings.

The headings in this Agreement are solely for the convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

Section 21. Governing Law.

This Agreement is made pursuant to and shall be governed by and construed in accordance with the internal laws of the State of  Delaware and of the United States of America applicable to contracts made, and intended to be wholly performed, in the State of  Delaware.

Section 22. Counterparts.

This Agreement may be executed in counterparts, both of which executed counterparts shall be deemed an original, but both of which, together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

EnVision Systems, Inc.

By: /s/ Santosh Joshi

            GSE Systems, Inc.

By: /s/ Lawrence M. Gordon
Lawrence M. Gordon
Vice President and General Counsel

/s/ Santosh Joshi
Santosh Joshi